UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31238 / September 3, 2014

In the Matter of	)
	)
	)
CITIGROUP GLOBAL MARKETS INC.	)
CEFOF GP I CORP.	)
CELFOF GP CORP.	)
CITIGROUP CAPITAL PARTNERS I GP I CORP.	)
CITIGROUP CAPITAL PARTNERS I GP II CORP.	)
CITIGROUP PRIVATE EQUITY (OFFSHORE) LLC	)
CITIGROUP FIRST INVESTMENT MANAGEMENT	)
AMERICAS LLC	)
388 Greenwich Street	)
New York, NY 10013	)
	)
CITIBANK, N.A.	)
CITIGROUP ALTERNATIVE INVESTMENTS LLC	)
399 Park Avenue	)
New York, NY 10043	)
	)
	)
File No. 812-13970	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Citigroup Global Markets Inc. ("CGMI"), CEFOF GP I Corp., CELFOF GP Corp., Citibank,
N.A., Citigroup Alternative Investments LLC, Citigroup Capital Partners I GP I Corp.,
Citigroup Capital Partners I GP II Corp., Citigroup Private Equity (Offshore) LLC, Citigroup
First Investment Management Americas LLC (collectively, "Applicants") filed an application
on October 20, 2011 and an amendment to the application on August 5, 2014, requesting
temporary and permanent orders under section 9(c) of the Investment Company Act of 1940
("Act") exempting Applicants and any other company of which CGMI is or hereafter
becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a)
of the Act with respect to an injunction entered by the United States District Court for the
Southern District of New York on August 5, 2014.

On August 6, 2014, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31199) from August 5, 2014 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Citigroup Global Markets Inc., et al. (File No. 812-13970) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on August 5, 2014.

By the Commission.

Kevin M. O'Neill
Deputy Secretary